UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 50)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this

Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,495
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,495
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,495
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by Lighting Science Group Corporation (the “Issuer”).

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV (AIV), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.0% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC HOLDINGS II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,785 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,785 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,785 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 30.0% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 368,975,413 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 368,975,413 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 368,975,413 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 62.9% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 72,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 72,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS IIIA, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 47,368,422 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 47,368,422 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 47,368,422 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.9% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,318 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,318 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,318 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 19.4% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.0% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL PARTNERS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,000,000
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 5,000,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 5,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 268,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 268,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 268,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.3% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 368,975,413 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 368,975,413 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 368,975,413 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 62.9% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 72,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 72,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 368,975,413 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 368,975,413 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 368,975,413 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 62.9% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 72,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 72,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,000,000
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 5,000,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 5,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 373,975,413 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 373,975,413 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 373,975,413 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.3% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 72,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 72,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 695,086,975 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 695,086,975 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 695,086,975 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 92.6% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 100,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 100,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 697,253,640 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 697,253,640 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 697,253,640 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 92.7% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes options to purchase 992,723 shares of common stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2015. Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 100,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 100,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.

(2)	Based on 217,787,020 shares of common stock outstanding as of May 4, 2017, according to information provided by the Issuer.

Amendment No. 50 to Schedule 13D

This Amendment No. 50 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), Pegasus Partners IV (AIV), L.P. (“PPIVAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), LSGC Holdings III LLC (“LSGC Holdings III”), LSGC Holdings IIIa, LLC (formerly RW LSG Holdings, LLC) (“LSGC Holdings IIIa”), PCA LSG Holdings, LLC (“PCA Holdings”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Capital Partners IV, L.P. (“PCPIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Partners V, L.P. (“PPV”), Pegasus Investors V, L.P. (“PIV”), Pegasus Capital Partners V, L.P. (“PCPV”), Pegasus Investors V (GP), LLC (“PIVGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 filed on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, Amendment No. 33 filed on April 7, 2014, Amendment No. 34 filed on June 23, 2014, Amendment No. 35 filed on August 4, 2014, Amendment No. 36 filed on August 20, 2014, Amendment No. 37 filed on September 5, 2014, Amendment No. 38 filed on November 25, 2014, Amendment No. 39 filed on February 26, 2015, Amendment No. 40 filed on June 4, 2015, Amendment No. 41 filed on September 18, 2015, Amendment No. 42 filed on December 24, 2015, Amendment No. 43 filed on February 26, 2016, Amendment No. 44 filed on May 27, 2016, Amendment No. 45 filed on July 28, 2016, Amendment No. 46 filed on November 30, 2016, Amendment No. 47 filed on February 2, 2017, Amendment No. 48 filed on February 9, 2017 and Amendment No. 49 filed on April 27, 2017.

Except as specifically provided herein, this Amendment No. 50 supplements, but does not modify, any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented as follows:

Potential Transaction to Effect a Deregistration

Certain employees of affiliates of the Reporting Persons have from time to time discussed with members of the Issuer’s management the burdens of the Issuer’s SEC reporting obligations and the potential benefits to the Issuer of deregistering its common stock (“Deregistration”) under Section 12 of the Securities Exchange Act of 1934, as amended, to relieve those burdens. On April 27, 2017, the Issuer’s Board of Directors (the “Board”) (i) directed the Committee of Independent Directors of the Board (the “Independent Committee”) to evaluate the potential benefits and feasibility of a transaction to effect a Deregistration, including a possible reverse stock split, and (ii) authorized the Independent Committee to, if necessary, engage an independent financial advisor to advise the Independent Committee with respect to any such transaction.

May 2017 Series J Securities Purchase

On May 8, 2017, the Issuer issued and sold 10,600 units of its securities (“Series J Securities”) to LSGC Holdings III for $1,000 per Series J Security, or aggregate consideration of $10,600,000. Each Series J Security consists of (a) one share of Series J Convertible Preferred Stock of the Issuer, par value $0.001 per share (“Series J Preferred Stock”), and (b) a warrant to purchase 2,650 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”), at an exercise price of $0.001 per share (a “Warrant”), subject to certain adjustments pursuant to the terms and conditions set forth in the Warrant Agreement, dated as of May 8, 2017, by and among the Issuer and LSGC Holdings III. The Issuer issued the Series J Securities pursuant to the Series J Preferred Stock Subscription Agreement, dated as of January 27, 2017, by and among the Issuer and LSGC Holdings III, as amended pursuant to that certain Amendment No. 1 to Series J Preferred Stock Subscription Agreement, dated as of April 24, 2017 (as amended, the “Subscription Agreement”).

Each share of Series J Preferred Stock is convertible at any time, at the election of the holder thereof, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) $1,000 by (b) the $0.95 conversion price of the Series J Preferred Stock, subject to certain anti-dilution adjustments in accordance with the terms set forth in the Amended and Restated Certificate of Designation of the Series J Preferred Stock (as amended from time to time, the “Series J Preferred COD”). The Series J Preferred Stock has no expiration date. The designations, powers, rights and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Warrants contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. However, the Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) May 8, 2022, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Warrants), or (iii) the date of any Change of Control (as defined in the Warrants). As a result of their relationships with directors of the Issuer, LSGC Holdings III and its affiliates have been recognized as directors by deputization of the Issuer, and the Issuer’s Board of Directors approved the Subscription Agreement in advance of the acquisitions from the Issuer pursuant to that agreement.

A copy of the Subscription Agreement was filed with the SEC as Exhibit 10.1 to the Issuer’s Form 8-K filed on February 2, 2017, and is incorporated by reference into this Item 4 in Amendment No. 50 to this Schedule 13D. A copy of Amendment No. 1 to Series J Preferred Stock Subscription Agreement was filed with the SEC as Exhibit 10.1 to the Issuer’s Form 8-K filed on April 27, 2017, and is incorporated by reference into this Item 4 in Amendment No. 50 to this Schedule 13D.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement.

Waiver

On May 8, 2017, each of PCA, PCA Holdings, LSGC Holdings II, LSGC Holdings III and LSGC Holdings IIIa, collectively as the “Primary Investor” of the Series H Convertible Preferred Stock (the “Series H Preferred Stock”) and the Series I Convertible Preferred Stock (the “Series I Preferred Stock”), as applicable, (1) agreed that from May 8, 2017 through November 14, 2019, it will not exercise its rights pursuant to the Amended and Restated Certificate of Designation of the Series H Convertible Preferred Stock or the Amended and Restated Certificate of Designation of the Series I Convertible Preferred Stock, as the case may be, to require the Issuer to redeem all or a portion of its shares of Series H Preferred Stock or Series I Preferred Stock, and (2) waived the Issuer’s compliance with certain minimum thresholds related to the Issuer’s consolidated earnings before interest, taxes, depreciation and amortization (“Consolidated EBITDA”) for the fiscal years ending December 31, 2017 and December 31, 2018, and agreed to exercise such waiver upon determination of minimum Consolidated EBITDA for the applicable fiscal year.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based on 217,787,020 shares of Common Stock outstanding as of May 4, 2017, according to information provided by the Issuer.

(c) The disclosure in Item 4 is incorporated by reference herein. Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2 of Amendment No. 49 to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS III LLC

By:	Pegasus Partners V, L.P.,
its sole member

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS IIIA, LLC

By:	LSGC Holdings III LLC
its sole member

By:	Pegasus Partners V, L.P.,
its sole member

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL PARTNERS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS V, L.P.

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V, L.P.

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL PARTNERS V, L.P.

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V (GP), L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT